Exhibit 3.1(d)
REPROS THERAPEUTICS INC.
CERTIFICATE OF AMENDMENT
TO
RESTATED CERTIFICATE OF INCORPORATION
     Pursuant to the provisions of the Delaware General Corporation Law (the “DGCL”), Repros Therapeutics Inc., a Delaware corporation (the “Corporation”), does hereby certify as follows:
     1. Pursuant to resolutions adopted by the Board of Directors of the Corporation (the “Board”) at a meeting duly held on September 24, 2008, the Board adopted a resolution that the Restated Certificate of Incorporation of the Corporation be amended and that such amendment be submitted to the stockholders of the Corporation for their approval as follows:
     Article IV.A of the Restated Certificate of Incorporation is hereby amended to increase the number of shares of common stock authorized so that it shall henceforth read in its entirety as follows:
     "A. Classes of Stock
     The total number of shares of all classes of capital stock that the Corporation shall be authorized to issue is 35,000,000 shares, divided into the following: (i) 5,000,000 shares of preferred stock, par value $.001 per share (“Preferred Stock”), and (ii) 30,000,000 shares of common stock, par value $.001 per share (“Common Stock”).”
     2. At a meeting and vote of the stockholders held on December 16, 2008, a majority of the stockholders entitled to vote thereon approved said amendment to the Restated Certificate of Incorporation.
     3. The aforesaid amendment to the Restated Certificate of Incorporation was duly adopted in accordance with the applicable provisions of Section 242 of the DGCL.

     IN WITNESS WHEREOF, this Certificate of Amendment has been executed as of the 16th day of December, 2008.

REPROS THERAPEUTICS INC.
By:	/s/ Joseph Podolski
Joseph Podolski
President and Chief Executive Officer